Exhibit 99.1

NuMiner Global Inc. ("NuMiner")

SALES AND PURCHASE

AGREEMENT

February 3, 2022

This sale and purchase agreement (this "Agreement") is made on the 3rd of February, 2022 ("Effective Date") by and between:

(1) NuMiner Global Inc. ("NuMiner"),

(2) Sphere3D Corp. (the "Purchaser")

NuMiner and the Purchaser shall hereinafter collectively be referred to as the "Parties", and individually as a "Party".

Whereas:

1. Purchaser fully understands the market risks, the price-setting principles and the market fluctuations relating to the Products sold under this Agreement.

2. Based on the above consensus, the Purchaser is willing to purchase and NuMiner is willing to supply cryptocurrency mining hardware and other equipment in accordance with the terms and conditions of this Agreement.

3. The payment which the Purchaser shall pay will be paid by the Purchaser.

The Parties hereto agree as follows:

1. Definitions and Interpretations

The following terms, as used herein, have the following meanings:

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person; "Person" means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality); and "Control" means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms "Controlled" and "Controlling" have meanings correlative to the foregoing.

"Applicable Law" means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Agreement or any activity contemplated or carried out under this Agreement.

"Bank Account" means the bank account information of NuMiner provided in Appendix A of this Agreement.

"Force Majeure" means in respect of either Party, any event or occurrence whatsoever beyond the reasonable control of that Party, which delays, prevents or hinders that Party from performing any obligation imposed upon that Party under this Agreement, including to the extent such event or occurrence shall delay, prevent or hinder such Party from performing such obligation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions and regulatory and administrative or similar action or delays to take actions of any governmental authority.

"Insolvency Event" in the context of the Purchaser means any of the following events:

(i) a receiver, receiver and manager, judicial manager, official manager, trustee, administrator or similar official is appointed, or steps are taken for such appointment, over all or any part of the assets, equipment or undertaking of the Purchaser;

(ii) if the Purchaser stops or suspends payments to its creditors generally, is unable to or admits its inability to pay its debts as they fall due, seeks to enter into any composition or other arrangement with its creditors, is declared or becomes bankrupt or insolvent or enters into liquidation;

(iii) a petition is presented, a proceeding is commenced, an order is made, or an effective resolution is passed or any other steps are taken by any person for the liquidation, winding up, insolvency, judicial management, administration, reorganization, reconstruction, dissolution or bankruptcy of the Purchaser, otherwise than for the purpose of a bona fide scheme of solvent amalgamation or reconstruction; or

(iv) if any event, process or circumstance analogous or having a substantially similar effect to any of the above, in any applicable jurisdiction, commences or exists.

"Intellectual Property Rights" means any and all intellectual property rights, including but not limited to those concerning inventions, patents, utility models, registered designs and models, engineering or production materials, drawings, trademarks, service marks, domain names, applications for any of the foregoing (and the rights to apply for any of the foregoing), proprietary or business sensitive information and/or technical know-how, copyright, authorship, whether registered or not, and any neighbor rights.

"Order" has the meaning given in Clause 2.1(iii).

"Product(s)" means the merchandise that NuMiner will provide to the Purchaser in accordance with this Agreement.

"Testing Period" means the thirty (30) day period beginning on the date of installation of the  Evaluation Products by Purchaser's hosting center vendor during which Purchaser may evaluate the Product for its conformity to the specifications.

"Total Purchase Price" means the aggregate amount payable by the Purchaser as set out in Appendix A of this Agreement.

"Warranty Period" means the period of time that the Product(s) are covered by the warranty granted by NuMiner or its Affiliates in accordance with Clause 9 of this Agreement.

"Warranty Start Date" means the date on which the Product(s) are delivered to the carrier.

Interpretations:

(i) Words importing the singular include the plural and vice versa where the context so requires.

(ii) The headings in this Agreement are for convenience only and shall not be taken into consideration in the interpretation or construction of this Agreement.

(iii) References to Clauses and Appendix(es) are references to Clauses and Appendix(es) of this Agreement.

(iv) Unless specifically stated otherwise, all references to days shall mean calendar days.

(v) Any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force.

2. Sales of Product(s)

NuMiner will provide the Product(s) set forth in Appendix A (attached hereto as part of this Agreement) to the Purchaser in accordance with provisions of Clause 2, Clause 3, Clause 4, Clause 5 and Appendix A of this Agreement, and the Purchaser shall make payment in accordance with the terms specified in this Agreement.

2.1. Evaluation of Products.  Purchaser shall have an opportunity to perform adequate evaluation and testing of the products prior to placing the Order.  Such evaluation shall be performed in the following steps:

(i) The Purchaser shall pay a ten million dollar (US$10,000,000) refundable deposit, which such deposit may have been paid prior to execution of this Agreement.

(ii) NuMiner shall deliver, on an interim basis, twelve (12) units of Product (the "Evaluation Products"), at its sole expense, to Purchaser, initiating the Testing Period. If such Product is not delivered by February 27, 2022, the Testing Period shall be completed by June 1st, 2022.

(iii) Within five (5) business days following the conclusion of the Testing Period, the Purchaser shall be deemed to have placed a binding blanket purchase order for all of the Product units set forth in table 1.1.1.1 of Appendix A (the "Order") by the delivery dates set forth therein unless Purchaser provides written notice within such period of its election not to place the Order.  Purchaser shall have the right to make such election only if the Products, as tested in accordance with mutually agreed testing protocols, are not in compliance with the specifications outlined in table 1.1.1 of Appendix A , provided, that Purchaser shall not have the right not to place the Order if Product operates at a J/T within a twenty percent (20%) +/_, to a ceiling of 20.2 J/T, of that specified in table 1.1.1 of Appendix A.

(iv) In the event Purchaser gives NuMiner written notice of its election not to place the Order, NuMiner shall repay the deposit within five (5) business days and, as of Sphere's receipt of such payment this Agreement will be deemed to be terminated and of no further force or effect.

2.2. Both Parties agree that the Product(s) shall be sold in accordance with the following steps:

(i) The Purchaser shall place purchase orders (which shall be for purely administrative purposes, the Order itself constituting the binding commitment to purchaser all of the Product units set forth in table 1.1.1.1 of Appendix A) consistent with table 1.1.1.1 of Appendix A through methods accepted by NuMiner, and both parties agree to communicate by emails in accordance with article 16 about the order/delivery date etc..

(ii) After receiving a purchase order, NuMiner will send an order receipt confirmation email to the Purchaser, in accordance with Appendix A and B of this Agreement.  The Purchaser shall pay the Purchase Price in accordance with Appendix A and B of this Agreement.

(iii) Upon receipt of the Purchase Price, NuMiner will provide a payment receipt to the Purchaser.

(iv) NuMiner will send a shipping confirmation to the Purchaser after it has delivered the Product(s) to the carrier. The purchase shall be deemed fulfilled upon NuMiner's issuance of the shipping confirmation on the latest dated batch as defined in Appendix A and B.

2.3. Both Parties acknowledge and agree that the order receipt confirmation shall not constitute nor be construed as NuMiner's acceptance of the Purchaser's purchase order, but mere acknowledgement of the receipt of the Order and the Total Purchase Price.

2.4. Both Parties acknowledge and agree that in case of product unavailability, NuMiner shall have the right to cancel the purchase order prior to such time it has issued the shipping confirmation without any penalty or liability. For an abundance of clarity, in the event NuMiner elects to cancel the order, the Purchaser shall be refunded the price of any such cancelled batch of Products.

2.5. The Purchaser acknowledges and confirms that the Order is irrevocable and cannot be cancelled by the Purchaser, and that the Product(s) ordered are neither returnable nor refundable, except as otherwise outlined in accordance with the terms set forth in this Agreement. All sums paid by the Purchaser to NuMiner shall not be subject to any abatement, set-off, claim, counterclaim, adjustment, reduction, or defense for any reason. Down payment and payment of Total Purchase Price are not refundable, save as otherwise mutually agreed by the Parties.

2.6. Both Parties acknowledge and agree that in the case of product unavailability, NuMiner will make reasonable efforts to fulfill the purchase order within a reasonable timeframe or at the option of the Purchaser, and subject to the availability of other products, fulfill the purchase order in accordance with the terms outlined in Appendix A Section 1.3.

3. Exclusivity; Option for Future Sale; Purchaser Board Seat

3.1. The Purchaser shall be granted an option to acquire an additional twenty-six and four-tenths exahash of rated hash from the then latest released Products under the lesser of (a) the commercial terms outlined in Appendix A & B; and (b) the average price per terahash charged by NuMiner to its prior three (3) customers with orders above ten-thousand (10,000) units.

3.2. For a three (3) year period following signing of this Agreement, the Purchaser shall have the exclusive right of first refusal to purchase any and all products marketed for sale that are not NM440 Products, such products released on or after the Effective Date ("New Products"), in accordance with the following:

(i) NuMiner shall provide to Purchaser a written notice (a "Right of First Refusal Notice") stating (A) the existence of a New Product, and (B) that a third party has made an offer to purchase a New Product (each, a "Qualifying Offer").  NuMiner shall state in the Right of First Refusal Notice the pricing terms of such Qualifying Offer (the "Proposed Pricing Terms").

(ii) Purchaser may elect to purchase the assets that are the subject of the Qualifying Offer on the same pricing terms as those set forth in the Proposed Pricing Terms described in the Right of First Refusal Notice by providing a written election to NuMiner (an "Election Notice") within fifteen (15) calendar days.  The Election Notice shall bind NuMiner to sell the New Products at the Proposed Pricing Terms.  If Purchaser does not deliver its Election Notice within fifteen (15) calendar days, the Right of First Refusal shall terminate and be extinguished in respect of the opportunity set forth in the Right of First Refusal Notice.

3.3. Following the issuance of Purchaser's securities to NuMiner in accordance with the terms of this Agreement, during the term of this Agreement and at any time thereafter that NuMiner beneficially owns at least 5% of Purchaser's outstanding and issued shares of common stock, Purchaser shall grant one (1) spot on Purchaser's board of directors to a person designated by NuMiner in NuMiner's sole discretion.  Notwithstanding the above, the appointee to the Board of purchaser shall be required to meet all applicable regulatory requirements to be a director of the Purchaser.  For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

4. Prices, Financing, and Terms of Payment

4.1. NuMiner shall offer financing of up to one billion one hundred and two million four hundred and sixty-four thousand US dollars ($1,102,464,000), through delivery of Products in Appendix A, at an annual rate of interest of nine percent (9%) ("Interest") with a monthly offset against the principal balance of financing funded by an offset of up to eighteen percent (18%) of all Bitcoin mined, net of electricity, maintenance, and hosting fees, by the Equipment ("Offtake"), collectively the "Financing". Interest shall be payable on a quarterly basis and Offtake shall be payable in Bitcoin within five (5) business days following the end of each month. Upon Purchaser's exercise of its right to purchase additional Products or New Products, NuMiner, in its sole and absolute discretion, may extend additional financing relating to such Products or New Products.

4.2. The principal balance of Financing shall be paid down through monthly Offtake, which the Parties acknowledge and agree bears significant market risk, specifically with respect to the market price for Bitcoin. Thus, the aggregate amount of Offtake payments made shall be subject a ceiling of fifteen percent (15%), or one-hundred sixty-five million three-hundred sixty-nine thousand US dollars ($165,369,000) (such percentage and dollar amount, the "Return Ceiling"). Offtake payments shall be allocated towards payment of the Return Ceiling until such time the Return Ceiling is met, and following such time the Offtake payments shall continue in full as mandatory amortization on the principal balance until the earlier of full repayment of the principal balance and June 30, 2025, upon which time any remaining balance shall be due in full.

4.3. The Total Purchase Price (inclusive of any tax payable) shall be paid in accordance with the payment schedule set forth in Appendix B of this Agreement, where Purchaser is obligated to pay the deposit and twenty-eight percent (28%) down payment, and Financing shall cover subsequent payments outlined therein.

4.4. In addition the payments outlined in Appendix B of this Agreement, Purchaser shall pay to NuMiner, on the second anniversary of the Effective Date, an amount equal to seven US Dollars ($7) per Terahash of the Products ("Cash Flow Payment"); provided, however, that in the event the Product as delivered consumes more than 2000W/unit, as confirmed by NuMiner, then the amount will instead be adjusted to reflect the amount in Appendix C related to the rates power/unit.  The Cash Flow Payment shall be payable in either Bitcoin or US dollars and transferred either to a digital wallet, as specified in writing by NuMiner's management, or the bank account specified in Appendix A of this Agreement.

4.5. The Parties understand and agree that the applicable prices of the Product(s) are inclusive of applicable bank transaction fee but are exclusive of any and all applicable import duties, taxes and governmental charges. The Purchaser shall pay or reimburse NuMiner for all taxes levied on or assessed against the amounts payable hereunder. If any payment is subject to withholding, the Purchaser shall pay such additional amounts as necessary, to ensure that NuMiner receives the full amount it would have received had payment not been subject to such withholding.

4.6. In the event that the Purchaser fails to fully settle the respective percentage of the Total Purchase Price before the prescribed deadlines and fails to make a written request to NuMiner no less than five (5) business days prior to the prescribed deadline and obtain NuMiner's written consent, NuMiner shall be entitled to terminate this Agreement and the Purchaser shall be liable for a reasonable liquidated damage (not a penalty) of twenty percent (20%) of the purchase price of such batch of Products. If there is any remaining cash balance after deducting the liquidated damage, such remaining balance shall be refunded to the Purchaser free of any interest. If the Purchaser fails to pay the down payment on a timely basis and NuMiner has arranged production or procurement, NuMiner shall be entitled to request the Purchaser to be responsible for the loss related to such production or procurement.

4.7. In the event that Debt Financing is not provided to Purchaser, Purchaser shall have the right, but not the obligation, to apply any deposit paid to NuMiner, towards the satisfaction in full of the Total Purchase Price, on a pro forma delivery schedule as per Appendix A. For greater clarity, in the event Purchaser has paid 30% of the Total Purchase Price, they will receive 30% of the machines scheduled for delivery in accordance with such Appendix A.

5. Discount

5.1. Discount amount.

(i) The Products under this Agreement consists of a number of batches and the discount amount of each batch shall be calculated separately.

(ii) NuMiner may provide different discounts to the Purchaser based on the actual amount of the prepayment and the payment time at its sole discretion.

(iii) Discount Amount = Amount of prepayment *1%*Number of months prepaid. The amount of prepayment shall be calculated at the end of each month. The number of months prepaid shall be calculated from the month of payment without counting the month of delivery. The prepayment date shall be the date as evidenced in the remittance copy of such payment. Discount amount shall be calculated when the respective amounts have been received by NuMiner in full according to the agreed payment schedule. Different clients may have different payment schedules. No discount amount shall be calculated on the remaining amount.

(iv) If the Purchaser fails to make the payments on time, the discount applicable to such batch shall be cancelled.

5.2. Application of discount amount. The discount amount shall be applied in terms of the delivery of more rated hashrate, which shall be calculated with reference to the price/T of such batch of Products.

6. Disposal of Product(s)

6.1. Within commercially reasonable advanced notice of the desire to dispose of Product, regardless of cause of disposal, Purchaser shall contact NuMiner, or an affiliate of NuMiner, as to the quantity of the Product to be disposed. Upon receipt of such notice, NuMiner shall provide details for return of Product.

7. Shipping of Product(s)

7.1. NuMiner shall deliver the Products in accordance with the shipping schedule to the first carrier or the carrier designated by the Purchaser.

7.2. Subject to the limitations stated in Appendix A, the terms of delivery of the Product(s) shall be CIP (carriage and insurance paid to (named place of destination) according to Incoterms 2010) to the place of delivery designated by the Purchaser. Once the Product(s) have been delivered to the carrier, NuMiner shall have fulfilled its obligation to supply the Product(s) to the Purchaser, and the title and risk of loss or damage to the Product(s) shall pass to the Purchaser.

In the event of any discrepancy between this Agreement and NuMiner's cargo insurance policy regarding the insurance coverage, the then effective NuMiner cargo insurance policy shall prevail, and NuMiner shall be required to provide the then effective insurance coverage to the Purchaser.

7.3. If NuMiner fails to deliver the Products after 30 days after the prescribed deadline, the              Purchaser shall be entitled to cancel the purchase order of such batch of Products and request NuMiner to refund the price, in cash or shares, of such undelivered batch of Products together with an interest at 0.0333% per day for the period from the next day of the full payment of the price of such batch of Products to the date immediately prior to the request. In the event that the Purchaser does not cancel the purchase order of the undelivered batch of Products and requests NuMiner to perform its delivery obligation, NuMiner shall continue to perform its delivery obligation and compensate the Purchaser in accordance with Article 7.4 of this Agreement.

7.4. If NuMiner postpones the shipping schedule of the Products and the Purchaser does not cancel the purchase order, NuMiner shall make a compensation to the Purchaser, the amount of which shall equal to 0.0333% per day of the price of such undelivered batch of Products, which compensation shall be made in the form of delivery of more rated hashrate.

7.5. There are a number of batches of Products under this Agreement and each batch shall constitute independent legal obligations of and shall be performed separately by the Parties. The delay of a particular batch shall not constitute waiver of the payment obligation of the Purchaser in respect of other batches. The Purchaser shall not be entitled to terminate this Agreement solely on the ground of delay of delivery of a single batch of Products.

7.6. NuMiner shall not be responsible and the Purchaser shall be fully and exclusively responsible for any loss of Product(s), personal injury, property damage, other damage or liability caused by the Product(s) or the transportation of the Product(s) either to the Purchaser or any third party, or theft of the Product(s) during transportation from NuMiner to the Purchaser.

7.7. NuMiner has the right to discontinue the sale of the Product(s) and to make changes to its Product(s) at any time, upon sixty (60) days prior notice to the Purchaser. Any such notice shall not affect or limit NuMiner's obligations to purchaser, if any, pursuant to Sections 7.3 and 7.4 herein.

7.8. Except as set forth below, if the Product(s) is rejected and/or returned back to NuMiner because of any reason and regardless of the cause of such delivery failure, the Purchaser shall be solely and exclusively liable for and shall defend, fully indemnify and hold harmless NuMiner against any and all related expenses, fees, charges and costs incurred, arising out of or incidental to such rejection and/or return (the "Return Expense"). Furthermore, if the Purchaser would like to ask for NuMiner's assistance in redelivering such Product(s) or assist in any other manner, and if NuMiner at its sole discretion decides to provide this assistance, then in addition to the Return Expense, the Purchaser shall also pay NuMiner an administrative fee in accordance with NuMiner's then applicable internal policy. If the Product(s) is rejected and/or returned back to NuMiner because of any non-compliance with the provisions of Appendix A, NuMiner shall have fifteen (15) business days to meet compliance, following such time shall be solely and exclusively liable for and shall defend, fully indemnify and hold harmless Purchaser against any and all Return Expense.

7.9. If the Purchaser fails to provide NuMiner with the delivery place or the delivery place provided by the Purchaser is a false address or does not exist, any related costs occurred (including storage costs, warehousing charge and labor costs) shall be borne by the Purchaser. NuMiner may issue the Purchaser a notice of self-pick-up and ask the Purchaser to pick up the Products itself. NuMiner shall be deemed to have completed the delivery obligation under this Agreement after two (2) business days following the issue of the self-pick-up notice. After 30 days of the self-pick-up notice, the Purchaser shall be entitled to deal with the Products in any manner as it deems appropriate.

8. Customs

8.1. NuMiner shall obtain in due time and maintain throughout the term of this Agreement (if applicable), any and all approvals, permits, authorizations, licenses and clearances for the export of the Product(s) that are required to be obtained by NuMiner or the carrier under Applicable Laws.

8.2. The Purchaser shall obtain in due time and maintain throughout the term of this Agreement (if applicable), any and all approvals, permits, authorizations, licenses and clearances required for the import of the Product(s) to the country of delivery as indicated in the Shipping Information, that are required to be obtained by the Purchaser or the carrier under Applicable Laws, and shall be responsible for any and all additional fees, expenses and charges in relation to the import of the Product(s).

9. Warranty

9.1. The Warranty Period shall start on the Warranty Start Date and end on the 365th day after the Warranty Start Date. During the Warranty Period, the Purchaser's sole and exclusive remedy, and NuMiner's entire liability, will be to repair or replace, at NuMiner's option, the defective part/component of the Product(s) or the defective Product(s) at no charge to the Purchaser, including coverage by NuMiner of all transportation costs, duties and taxes associated therewith.

9.2. The Parties acknowledge and agree that the warranty provided by NuMiner as stated in the preceding paragraph does not apply to the following:

(i) normal wear and tear;

(ii) damage resulting from accident, abuse, misuse, neglect, improper handling or improper installation;

(iii) damage or loss of the Product(s) caused by undue physical or electrical stress, including but not limited to moisture, corrosive environments, high voltage surges, extreme temperatures, shipping, or abnormal working conditions;

(iv) damage or loss of the Product(s) caused by acts of nature including, but not limited to, floods, storms, fires, and earthquakes;

(v) damage caused by operator error, or non-compliance with instructions as set out in accompanying documentation;

(vi) alterations by persons other than NuMiner, associated partners or authorized service facilities;

(vii) Product(s), on which the original software has been replaced or modified by persons other than NuMiner, associated partners or authorized service facilities;

(viii) counterfeit products;

(ix) damage or loss of data caused by improper usage and behavior which is not recommended and/or permitted in the product documentation;

(x) Product(s), on which the original  has been replaced or modified by persons other than NuMiner, associated partners or authorized service facilities

(xi) hash boards or chips are burnt.

In case the warranty is voided, NuMiner may, at its sole discretion, provide repair service to the Purchaser, and the Purchaser shall bear all related expenses and costs.

9.3. Notwithstanding anything to the contrary herein, the Purchaser acknowledges and agrees that the Product(s) provided by NuMiner do not guarantee any cryptocurrency mining time and, NuMiner shall not be liable for any cryptocurrency mining time loss or cryptocurrency mining revenue loss that are caused by downtime of any part/component of the Product(s). NuMiner does not warrant that the Product(s) will meet the Purchaser's requirements or the Product(s) will be uninterrupted or error free. Except as provided in Clause 9.1 of this Agreement, NuMiner makes no warranties to the Purchaser with respect to the Product(s), and no warranties of any kind, whether written, oral, express, implied or statutory, including warranties of merchantability, fitness for a particular purpose or non-infringement or arising from course of dealing or usage in trade shall apply.  Notwithstanding anything to the contrary herein, NuMiner does warrant that the Product(s) provided by NuMiner will be in compliance with the criteria set forth on Appendix C of this Agreement, and subject to Clause 9.1 of this Agreement.

9.4. In the event of any ambiguity or discrepancy between this Clause 9 of this Agreement and NuMiner's After-sales Service Policy from time to time, it is intended that the After-sales Service Policy shall prevail and the Parties shall comply with and give effect to the After-sales Service Policy.

10. Representations and Warranties

The Purchaser makes the following representations and warranties to NuMiner:

10.1. It has the full power and authority to own its assets and carry on its businesses.

10.2. The obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable obligations.

10.3. It has the power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement.

10.4. The entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with:

(i) any Applicable Law;

(ii) its constitutional documents; or

(iii) any agreement or instrument binding upon it or any of its assets.

10.5. It has obtained all authorizations required or desirable:

(i) to enable it lawfully to enter into, exercise its rights under and comply with its obligations under this Agreement;

(ii) to ensure that those obligations are legal, valid, binding and enforceable; and

(iii) to make this Agreement admissible in evidence in its jurisdiction of incorporation,

have been or will have been by the time, obtained or effected and are, or will be by the appropriate time, in full force and effect.

10.6. It is not aware of any circumstances which are likely to lead to:

(i) any authorization obtained or effected not remaining in full force and effect;

(ii) any authorization not being obtained, renewed or effected when required or desirable; or

(iii) any authorization being subject to a condition or requirement which it does not reasonably expect to satisfy or the compliance with which has or could reasonably be expected to have a material adverse effect.

10.7. (a) It is not the target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury or Singapore ("Sanctions"), including by being listed on the Specially Designated Nationals and Blocked Persons (SDN) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing governmental authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions, and (b) the purchase of the Product(s) will not violate any Sanctions or import and export control related laws and regulations.

10.8. All information supplied by the Purchaser is and shall be true and correct (including, for the avoidance of doubt, any information relating to Purchaser's adherence to renewable energy compliance requirements), and the information does not contain and will not contain any statement that is false or misleading.

NuMiner makes the following representations and warranties to Purchaser as of the date of this Agreement:

10.9. NuMiner is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.

10.10. The execution, delivery and performance by NuMiner of this Agreement has been duly authorized and will constitute the legal, valid and binding obligation of NuMiner, enforceable against NuMiner in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

10.11. All consents, approvals, orders and authorizations required on the part of NuMiner in connection with the execution, delivery or performance of this Agreement by NuMiner and the consummation by NuMiner of the transactions contemplated hereby have been obtained and are effective as of the date hereof.

10.12. The securities to be received by NuMiner hereunder will be acquired for NuMiner's own account, not as nominee, trustee, representative or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act of 1933, as amended (the "1933 Act"), and NuMiner has no present intention of selling, granting any participation in, or otherwise distributing the same and has no arrangement or understanding with any other persons regarding the distribution of such securities in violation of the 1933 Act or any applicable federal, provincial or state securities law without prejudice, however, to NuMiner's right at all times to sell or otherwise dispose of all or any part of such securities in compliance with applicable federal, provincial and state securities laws. Nothing contained herein shall be deemed a representation or warranty by NuMiner to hold the securities for any period of time. NuMiner is not a broker-dealer registered with the Securities and Exchange Commission under the Exchange Act of 1934, as amended, or an entity engaged in a business that would require it to be so registered.

10.13. NuMiner acknowledges that it can bear the economic risk and complete loss of its investment in the securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

10.14. Without limiting any of the representations, warranties, covenants, or agreements contained in this Agreement, NuMiner has had an opportunity to receive all information related to the Purchaser requested by it and to ask questions of and receive answers from the Purchaser regarding the Purchaser, its business and the terms and conditions of the offering of the securities.

10.15. NuMiner understands that the securities are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

10.16. Without limiting any of the representations, warranties, covenants, or agreements contained in this Agreement or in the governing documents related to such securitiies, it is understood that, except as provided below, certificates evidencing the securities and any record of a book entry or electronic issuance evidencing the securities may bear the following or any similar legend:

(a) "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, OR (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL TO THE TRANSFEROR, THE SUBSTANCE OF WHICH OPINION SHALL BE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT."

(b) If required by the authorities of any state in connection with the issuance of sale of the securities, the legend required by such state authority.

10.17. NuMiner is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

10.18. NuMiner did not learn of the investment in the securities as a result of any general solicitation or general advertising.

11. Indemnification and Limitation of Liability

11.1. The Purchaser shall, during the term of this Agreement and at any time thereafter, indemnify and save NuMiner and/or its Affiliates harmless from and against any and all damages, suits, claims, judgments, liabilities, losses, fees, costs or expenses of any kind, including legal fees, whatsoever arising out of or incidental to the operation of the Products pursuant to this Agreement.

11.2. Notwithstanding anything to the contrary herein, NuMiner and its Affiliates shall under no circumstances, be liable to the Purchaser for any consequential loss, or loss of goodwill, business, anticipated profits, revenue, contract, or business opportunity arising out of or in connection with this Agreement, and the Purchaser hereby waives any claim it may at any time have against NuMiner and its Affiliates in respect of any such damages. The foregoing limitation of liability shall apply whether in an action at law, including but not limited to contract, strict liability, negligence, willful misconduct or other tortious action, or an action in equity.

11.3. NuMiner and its Affiliates' cumulative aggregate liability pursuant to this Agreement, whether arising from tort, breach of contract or any other cause of action shall be limited to and not exceed the amount of one hundred percent (100%) of the down payment actually received by NuMiner from the Purchaser for the Product(s).

11.4. The Product(s) are not designed, manufactured or intended for use in hazardous or critical environments or in activities requiring emergency or fail-safe operation, such as the operation of nuclear facilities, aircraft navigation or communication systems or in any other applications or activities in which failure of the Product(s) may pose the risk of environmental harm or physical injury or death to humans. NuMiner specifically disclaims any express or implied warranty of fitness for any of the above-described application and any such use shall be at the Purchaser's sole risk.

11.5. The above limitations and exclusions shall apply (1) notwithstanding failure of essential purpose of any exclusive or limited remedy; and (2) whether or not NuMiner has been advised of the possibility of such damages. This Clause allocates the risks under this Agreement and NuMiner's pricing reflects this allocation of risk and the above limitations.

12. Distribution

12.1. This Agreement does not constitute a distributor agreement between NuMiner and the Purchaser. Therefore, the Purchaser is not an authorized distributor of NuMiner.  This provision shall not prohibit the Purchaser from selling any used Product (more than one year in age) to third parties or sell any Products for which it is unable to secure access to a data center for hosting. The Purchaser shall not resell to China or any countries on the list of restricted countries as designated by the United States Department of State.

12.2. The Purchaser shall in no event claim or imply to a third party that it is an authorized distributor of NuMiner or any similar terms, or perform any act that will cause it to be construed as an authorized distributor of NuMiner. As between the Purchaser and NuMiner, the Purchaser shall be exclusively and fully responsible for complying with the Applicable Laws regarding repackaging the Product(s) for the Purchaser's redistribution needs, and shall be solely liable for any and all liabilities or costs directly incurred or incidental to such redistribution.

13. Intellectual Property Rights

13.1. The Parties agree that the Intellectual Property Rights in any way contained in the Product(s), made, conceived or developed by NuMiner and/or its Affiliates for the Product(s) under this Agreement and/or, achieved, derived from, related to, connected with the provision of the Product(s) by NuMiner and/or acquired by NuMiner from any other person in performance of this Agreement shall be the exclusive property of NuMiner and/or its Affiliates.

13.2. Notwithstanding anything to the contrary herein, all Intellectual Property Rights in the Product(s) shall remain the exclusive property of NuMiner and/or its licensors. Except for licenses explicitly identified in NuMiner's Shipping Confirmation or in this Clause 13.2, no rights or licenses are expressly granted, or implied, whether by estoppel or otherwise, in respect of any Intellectual Property Rights of NuMiner and/or its Affiliates or any Intellectual Property residing in the Product(s) provided by NuMiner to the Purchaser, including in any documentation or any data furnished by NuMiner. NuMiner grants the Purchaser a non-exclusive, non-transferrable, royalty-free and irrevocable license of NuMiner and/or its Affiliates' Intellectual Property Rights to solely use the Product(s) delivered by NuMiner to the Purchaser for their ordinary function, and subject to the Clauses set forth herein. The Purchaser shall in no event violate the Intellectual Property Rights of NuMiner and/or its licensors.

13.3. If applicable, payment by the Purchaser of non-recurring charges to NuMiner for any special designs, or engineering or production materials required for NuMiner's performance of order for customized Product(s), shall not be construed as payment for the assignment from NuMiner to the Purchaser of title to the design or special materials. NuMiner shall be the sole owner of such special designs, engineering or production materials.

14. Confidentiality and Communications

14.1. All information concerning this Agreement and matters pertaining to or derived from the provision of Product(s) pursuant to this Agreement between the Parties, whether in oral or written form, or in the form of drawings, computer programs or other, as well as all data derived therefrom ("Confidential Information"), shall be deemed to be confidential and, as such, may not be divulged to any unauthorized person. The Purchaser undertakes and agrees to take all reasonable and practicable steps to ensure and protect the confidentiality of the Confidential Information which cannot be passed, sold, traded, published or disclosed to any unauthorized person.

15. Term of this Agreement for Purchase

15.1. This Agreement will be effective upon NuMiner's issuance of the shipping confirmation to the Purchaser, provided that if there is more than one shipping confirmation, this Agreement will be effective to the Products contained in each shipping confirmation upon NuMiner's issuance of the respective shipping confirmation to the Purchaser.

15.2. This Agreement shall remain effective up to and until the third year following delivery of the last batch of Products.

16. Contact Information

All communications in relation to this Agreement shall be made to the following contacts:

NuMiner's business contact:

Name: Iain Kennedy

Phone: +1 (647) 614-1324

Email: iain@numiner.com

Purchaser's business contact:

Name: Peter Tassiopoulos

Phone: +1 (416) 939-1937

Email: peter.tassiopoulos@sphere3d.com

17. Compliance with Laws and Regulations

17.1. The Purchaser undertakes that it will fully comply with all Applicable Laws in relation to export and import control and Sanctions and shall not take any action that would cause NuMiner or any of its Affiliates to be in violation of any export and import control laws or Sanctions. The Purchaser shall also be fully and exclusively liable for and shall defend, fully indemnify and hold harmless NuMiner and/or its Affiliates from and against any and all claims, demands, actions, costs or proceedings brought or instituted against NuMiner and/or its Affiliates arising out of or in connection with any breach by the Purchaser or the carrier of any Applicable Laws in relation to export and import control or Sanction.

17.2. The Purchaser acknowledges and agrees that the Product(s) in this Agreement are subject to the export control laws and regulations of all related countries, including but not limited to the Export Administration Regulations ("EAR") of the United States. Without limiting the foregoing, the Purchaser shall not, without receiving the proper licenses or license exceptions from all related governmental authorities, including but not limited to the U.S. Bureau of Industry and Security, distribute, re-distribute, export, re-export, or transfer any Product(s) subject to this Agreement either directly or indirectly, to any national of any country identified in Country Groups D:1 or E:1 as defined in the EARs. In addition, the Product(s) under this Agreement may not be exported, re-exported, or transferred to (a) any person or entity listed on the "Entity List", "Denied Persons List" or the SDN List as such lists are maintained by the U.S. Government, or (b) an end-user engaged in activities related to weapons of mass destruction. Such activities include but are not necessarily limited to activities related to: (1) the design, development, production, or use of nuclear materials, nuclear facilities, or nuclear weapons; (2) the design, development, production, or use of missiles or support of missiles projects; and (3) the design, development, production, or use of chemical or biological weapons. The Purchaser further agrees that it will not do any of the foregoing in violation of any restriction, law, or regulation of the European Union or an individual EU member state that imposes on an exporter a burden equivalent to or greater than that imposed by the U.S. Bureau of Industry and Security.

17.3. The Purchaser undertakes that it will not take any action under this Agreement or use the Product(s) in a way that will be a breach of any anti-money laundering laws, any anti-corruption laws, and/or any counter-terrorist financing laws.

17.4. The Purchaser warrants that the Product(s) have been purchased with funds that are from legitimate sources and such funds do not constitute proceeds of criminal conduct, or realizable property, or proceeds of terrorism financing or property of terrorist, within the meaning given in the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act (Chapter 65A) and the Terrorism (Suppression of Financing) Act (Chapter 325), respectively. The Purchaser understands that if any Person resident in Singapore knows or suspects or has reasonable grounds for knowing or suspecting that another Person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the Person will be required to report such knowledge or suspicion to the Suspicious Transaction Reporting Office, Commercial Affairs Department of the Singapore Police Force. The Purchaser acknowledges that such a report shall not be treated as breach of confidence or violation of any restriction upon the disclosure of information imposed by any Applicable Law, contractually or otherwise.

18. Force Majeure

18.1. To the extent that a Party is fully or partially delayed, prevented or hindered by an event of Force Majeure from performing any obligation under this Agreement (other than an obligation to make payment), subject to the exercise of reasonable diligence by the affected Party, the failure to perform shall be excused by the occurrence of such event of Force Majeure. A Party claiming that its performance is excused by an event of Force Majeure shall, promptly after the occurrence of such event of Force Majeure, notify the other Party of the nature, date of inception and expected duration of such event of Force Majeure and the extent to which the Party expects that the event will delay, prevent or hinder the Party from performing its obligations under this Agreement. The notifying Party shall thereafter use its best effort to eliminate such event of Force Majeure and mitigate its effects.

18.2. The affected Party shall use reasonable diligence to remove the event of Force Majeure and shall keep the other Party informed of all significant developments.

18.3. Except in the case of an event of Force Majeure or if there is an unattributable factor, neither party may terminate this Agreement prior to its expiry date.

19. Entire Agreement and Amendment

This Agreement constitutes the entire agreement of the Parties hereto and can only be amended with the written consent of both Parties or otherwise as mutually agreed by both Parties.

20. Assignment

20.1. NuMiner may freely assign or transfer any of its rights, benefits, or obligations under this Agreement in whole or in part to its Affiliates or to any third party. The Purchaser may not assign or transfer any of its rights, benefits, or obligations under this Agreement in whole or in part, and, for the purposes of this Clause 20.1, "assign" and "transfer" shall include any transaction or series of transactions that results in a change of control of Purchaser, without NuMiner's prior written consent; provided, however, that no consent shall be required from NuMiner in connection with the consummation of the transaction contemplated by that certain agreement and plan of merger by and among the Purchaser, Gryphon Digital Mining, Inc. and Sphere GDM Corp.

20.2. Subject to Clause 20.1, this Agreement shall be binding upon and endure to the benefit of each Party to this Agreement and its successors in title and permitted assigns.

21. Severability

To the extent possible, if any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part by a court, the provision shall apply with whatever deletion or modification is necessary so that such provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties. The remaining provisions of this Agreement shall not be affected and shall remain in full force and effect.

22. Personal Data

Depending on the nature of the Purchaser's interaction with NuMiner, some examples of personal data which NuMiner may collect from the Purchaser include the Purchaser's name and identification information, contact information such as the Purchaser's address, email address and telephone number, nationality, gender, date of birth, and financial information such as credit card numbers, debit card numbers and bank account information.

NuMiner generally does not collect the Purchaser's personal data unless (a) it is provided to NuMiner voluntarily by the Purchaser directly or via a third party who has been duly authorized by the Purchaser to disclose the Purchaser's personal data to NuMiner (the Purchaser's "authorized representative") after (i) the Purchaser (or the Purchaser's authorized representative) has been notified of the purposes for which the data is collected, and (ii) the Purchaser (or the Purchaser's authorized representative) has provided written consent to the collection and usage of the Purchaser's personal data for those purposes, or (b) collection and use of personal data without consent is permitted or required by related laws. NuMiner shall seek the Purchaser's consent before collecting any additional personal data and before using the Purchaser's personal data for a purpose which has not been notified to the Purchaser (except where permitted or authorized by law).

23. Conflict with the Terms and Conditions

In the event of any ambiguity or discrepancy between the Clauses of this Agreement and the Terms and Conditions from time to time, it is intended that the Clauses of this Agreement shall prevail, and the Parties shall comply with and give effect to this Agreement.

24. Governing Law and Dispute Resolution

24.1. This Agreement shall be solely governed by and construed in accordance with the laws of the State of New York.

24.2. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination hereof or any dispute regarding non-contractual obligations arising out of or relating to this Agreement shall be determined exclusively by arbitration in the County of Manhattan, New York before three (3) arbitrators. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules & Procedures. The decision and awards of the arbitration shall be final and binding upon the parties hereto.

25. Waiver

Failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

26. Counterparts and Electronic Signatures

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

27. Further Assurance

Each Party undertakes to the other Party to execute or procure to be executed all such documents and to do or procure to be done all such other acts and things as may be reasonable and necessary to give all Parties the full benefit of this Agreement.

28. Third Party Rights

Third Party Rights. Nothing in this Agreement, whether express or implied, is intended or shall be construed to confer, directly or indirectly, upon or give to any Person, other than the Parties hereto, any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenant, condition or other provision contained herein.  NuMiner shall have the right to amend or terminate this Agreement, in whole or in part, in the event any right, remedy, or claim under this Agreement is deemed, by NuMiner in its reasonable discretion, to have been assigned or effectively assigned (by contract, operation of law, conduct or otherwise) by the Purchaser to any other person or  entity without the express prior written consent of NuMiner (in its sole and absolute discretion).

29. Liquidated Damages Not Penalty

It is expressly agreed that any liquidated damages payable under this Agreement do not constitute a penalty and that the Parties, having negotiated in good faith for such specific liquidated damages and having agreed that the amount of such liquidated damages is reasonable in light of the anticipated harm caused by the breach related thereto and the difficulties of proof of loss and inconvenience or nonfeasibility of obtaining any adequate remedy, are estopped from contesting the validity or enforceability of such liquidated damages.

Signature Page to Follow

Signed for and on behalf of NuMiner

NuMiner Global Inc.

/s/ Iain Kennedy

Signature
Name:	IAIN KENNEDY
Title:	CEO

Signed for and on behalf of Purchaser

SPHERE 3D CORP.

/s/ Peter Tassiopoulos

Signature
Name:	PETER TASSIOPOULOS
Title:	CEO

APPENDIX A

1. Products:

1.1. The information (including but not limited to the quantity, rated hashrate, unit price ("Unit Price"), total price for one item ("Total Price (One Item)"), total price for all the items ("Total Purchase Price") of Products to be purchased by Party B from Party A is as follows ("Products"):

1.1.1 Product Type

Type	Details
Product Name	NuMiner Supercomputing Server，NM440
Rated hashrate / unit	~440TH/s
Rated power / unit	~2000W-8800W
J/T@25℃ environment temperature	~4.55 - 20.2J/T
Description

o NuMiner undertakes that the error range of "J/T@25℃ environment temperature" does not exceed 10%

o "Rated hashrate / unit" and "rated power / unit" are for reference only and may defer from each batch or unit. NuMiner makes no representation on "Rated hashrate / unit" and "rated power / unit.

o Purchaser shall not reject the Products on the grounds that the actual parameters of the delivered Products are not in consistence with the reference indicators.

o Product shall conform to North American standards for certification, including, but not limited to, FCC and UL listing.

1.1.1.1 Price, Quantity and Delivery:

Batch	Product Name	Shipping Schedule	Reference Quantity	Total Rated Hash (T)	Price (US$/T)	Unit Price (US$)	Total Price (US$)
1	NM440	Jun. '22	1000	440,000	58	25,520	25,520,000
		Jul. '22
		Aug. '22
2		Sep. '22	10,000	4,400,000	58	25,520	255,200,000
3		Oct. '22	10,000	4,400,000	58	25,520	255,200,000
4		Nov.'22	10,000	4,400,000	58	25,520	255,200,000
5		Dec. '22	10,000	4,400,000	58	25,520	255,200,000
6		Jan. '23	10,000	4,400,000	58	25,520	255,200,000
7		Feb. '23	9,000	3,960,000	58	25,520	229,680,000

1.2. Both Parties confirm and agree that NuMiner may adjust the total quantity based on the total hashrate provided that the total hashrate of the Product(s) actually delivered by NuMiner to the Purchaser shall not be less than the total rated hashrate agreed in Article 1.1 of this Appendix A. NuMiner makes no representation that the quantity of the actually delivered Products shall be the same as the quantity set forth in Article 1.1. of this Appendix A.

1.3. In the event that NuMiner publishes any new type of products with less J/T value and suspends the production of the type of the Products as agreed in this Agreement, NuMiner shall be entitled to release itself from any future obligation to deliver any subsequent Products by 10-day prior notice to the Purchaser and continue to deliver new types of Products, the total rated hashrate of which shall be no less than such subsequent Products cancelled under this Agreement and the price of which shall be adjusted in accordance with the J/T value. In the event that the Purchaser explicitly refuses to accept new types of Products, the Purchaser is entitled to request for a refund of the remaining balance of the purchase price already paid by the Purchaser together with an interest at 0.0333% per day on such balance for the period from the next day following the payment date of such balance to the date immediately prior to the date of request of refund. If the Purchaser accepts the new types of Products delivered by NuMiner, NuMiner shall be obliged to deliver such new types of Products to fulfill its obligations under this Agreement. The Purchaser may request to lower the actual total hashrate of the Products delivered but shall not request to increase the actual total hashrate to the level exceeding the total rated hashrate as set out in this Agreement. After NuMiner publishes new types of Products and if NuMiner has not suspended the production of the types of Products under this Agreement, NuMiner shall continue to deliver such agreed types of Products in accordance with this Agreement and the Purchaser shall not terminate this Agreement or refuse to accept the Products on the grounds that NuMiner has published new type(s) of Products.

2. Cargo insurance coverage limitations:

The cargo insurance coverage provided by NuMiner is subject to the following limitations and exceptions:

Exclusions:

- loss damage or expense attributable to willful misconduct of the Assured

- ordinary leakage, ordinary loss in weight or volume, or ordinary wear and tear of the subject-matter insured

- loss damage or expense caused by insufficiency or unsuitability of packing or preparation of the subject-matter insured (for the purpose of this Clause, "packing" shall be deemed to include stowage in a container or liftvan but only when such stowage is carried out prior to attachment of this insurance or by the Assured or their servants)

- loss damage or expense caused by inherent vice or nature of the subject-matter insured

- loss damage or expense proximately caused by delay, even though the delay be caused by a risk insured against (except expenses payable)

- loss damage or expense arising from insolvency or financial default of the owner's managers charterers or operators of the vessel

- loss, damage, or expense arising from the use of any weapon of war employing atomic or nuclear fission, and/or fusion or other like reaction or radioactive force or matter.

- Loss, damage or expense arising from unseaworthiness of vessel or craft, unfitness of vessel craft conveyance container or liftvan for the safe carriage of the subject-matter insured, where the Assured or their servants are privy to such unseaworthiness or unfitness, at the time the subject-matter insured is loaded therein.

- The Underwriters waive any breach of the implied warranties of seaworthiness of the ship and fitness of the ship to carry the subject-matter insured to destination, unless the Assured or their servants are privy to such unseaworthiness or unfitness.

- Loss, damage or expense caused by (1) war, civil war, revolution, rebellion, insurrection, or civil strife arising therefrom, or any hostile act by or against a belligerent power, (2) capture, seizure, arrest, restraint or detainment (piracy excepted), and the consequences thereof or any attempt threat, (3) derelict mines, torpedoes, bombs, or other derelict weapons of war.

- Loss, damage, or expense caused by strikers, locked-out workmen, or persons taking part in labor disturbances, riots or civil commotion, resulting from strikes, lock-outs, labor disturbances, riots or civil commotions, caused by any terrorist or any person acting from a political motive.

3. NuMiner's BANK ACCOUNT info:

Account Name: NuMiner Global Inc.

Account #: 1883007245

ABA#: 111000753

Swift Code: MNBDUS33

Comerica Bank

1601 Elm Street, 2nd Floor

Dallas, Texas 75202

(214) 969-6680

NuMiner Global Inc.

580 Fifth Avenue, Suite 820

New York, NY 10036

4. The payment shall be arranged by the Purchaser as Appendix B.

5. Without prejudice to the above, the unit price and the Total Purchase Price of the Product(s) and any amount paid by the Purchaser shall be all denominated in USD.

APPENDIX B

1. Payment Schedule

Payment (%)	Payment Date	Note	Comments
28% (the "down payment")	Nov 2021	Payment in cash	US$10,000,000 of cash - refundable 2.1(i)
	Within 5 business days following the signing of this Agreement	28% of the Total Purchase Price

Payable in 12,537,000 Common Shares* and 120,708 shares of Series I Preferred Stock**; which such securities shall be held in escrow by  a party to be mutually agreed upon until such time as the Evaluation Products have been accepted by Purchaser as conforming to the specifications further defined herein

	Within 5 business days following the completion of the evaluation of the Evaluation Products as per Section 2.1 of this Agreement	Payment in cash	US$19,000,000 cash
42%	Later of (a) 6 months prior to the scheduled delivery date and (b) 15 days following end of Testing Period	42% per month of a single batch
Remaining 30%	1 month prior to the shipment	30% per month of a single batch

*Share Price equal $3.00

**Conversion to Common Shares at 1,000

The payment schedule for purchase orders, excluding any additional costs or fees subject to the terms of this Agreement, is as follows:

Month	Quantity	Unit Price	Total	Estimated Payment Schedule
				Order 28%/$	6 MTHs 42%/$	1 MTHs 30%/$	Total/$
Nov-21			-	10,000,000			10,000,000
Jan-22				399,736,000	10,718,400	7,656,000	418,110,400
Feb-22				19,000,000			19,000,000
Mar-22			-		107,184,000		107,184,000
Apr-22			-		107,184,000		107,184,000
May-22			-		107,184,000		107,184,000
Jun-22	1,000	25,520	25,520,000		107,184,000		107,184,000
Jul-22					107,184,000	76,560,000	183,744,000
Aug-22					96,465,600	76,560,000	173,025,600
Sep-22	10,000	25,520	255,200,000			76,560,000	76,560,000
Oct-22	10,000	25,520	255,200,000			76,560,000	76,560,000
Nov-22	10,000	25,520	255,200,000			76,560,000	76,560,000
Dec-22	10,000	25,520	255,200,000			68,904,000	68,904,000
Jan-23	10,000	25,520	255,200,000
Feb-23	9,000	25,520	229,680,000
	60,000		1,531,200,000	428,736,000	643,104,000	459,360,000	1,531,200,000

APPENDIX C

Cash Flow Payment

Rated Power / Unit	Cash Flow payment (US$/TH)	Total Cash Flow Payment (US$)
2,000 watts	$7.00	$184,800,000
3,133 watts	$6.41	$169,185,331
4,267 watts	$5.82	$153,578,697
5,400 watts	$5.23	$137,968,105
6,533 watts	$4.63	$122,351,346
7,667 watts	$4.04	$106,730,305
8,000 watts	$3.45	$91,105,000

SPHERE 3D CORP.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS OF

SERIES I CONVERTIBLE PREFERRED STOCK